UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

TUBEMOGUL, INC.

(Name of Subject Company (Issuer))

TIGER ACQUISITION CORPORATION

(Offeror)

a subsidiary of

ADOBE SYSTEMS INCORPORATED

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Michael Dillon

Executive Vice President, General Counsel and Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110

(408) 536-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jane Ross

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$613,363,142.00	$71,088.79

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of TubeMogul, Inc. (“TubeMogul”), at a purchase price of $14.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., Eastern time, on November 9, 2016 (the most recent practicable date): (i) 36,787,559 shares of common stock of TubeMogul that were issued and outstanding; (ii) 1,969,955 shares of common stock of TubeMogul potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 4,873,847 shares of common stock of TubeMogul issuable upon the settlement of outstanding restricted stock units; and (iv) 180,292 shares of common stock of TubeMogul estimated to be subject to outstanding purchase rights under TubeMogul’s 2014 Employee Stock Purchase Plan, as amended.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,088.79	Filing Party: Tiger Acquisition Corporation and Adobe Systems Incorporated

Form or Registration No.: Schedule TO	Date Filed: November 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 18, 2016 by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TubeMogul, Inc., a Delaware corporation (“TubeMogul”), at a purchase price of $14.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a) (1) (A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on Friday, December 16, 2016 (such date and time, the “Expiration Time”), without being extended. The Depositary has advised that, as of the Expiration Time, 30,414,093 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 75.87% of the aggregate number of then issued and outstanding Shares (assuming the exercise of all outstanding Options and the issuance of all Shares that TubeMogul is obligated to issue thereon).  Accordingly, the Minimum Condition has been satisfied.  As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered, and not withdrawn, pursuant to the Offer.  In addition, the Depositary has advised that, as of the Expiration Time, 839,519 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 2.09% of the aggregate number of then issued and outstanding Shares (assuming the exercise of all outstanding Options and the issuance of all Shares that TubeMogul is obligated to issue thereon).

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of TubeMogul.  Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Adobe and Purchaser intend to complete the acquisition of TubeMogul through the Merger as promptly as practicable without a meeting of stockholders of TubeMogul. At the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held in the treasury of TubeMogul and Shares owned by Purchaser, Adobe or any wholly-owned subsidiary of Adobe or of TubeMogul immediately prior to the Effective Time, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and which complies in all respects with, Section 262 and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares.

Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and TubeMogul will be deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016

Tiger Acquisition Corporation

By:	/s/ Justin Judd
Name:	Justin Judd
Title:	Vice President and Assistant Secretary

Adobe Systems Incorporated

By:	/s/ Mark Garrett
Name:	Mark Garrett
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated November 18, 2016.*

(a)(5)(A)	Press Release issued by Adobe and TubeMogul on November 10, 2016 (incorporated by reference to the Schedule TO filed by Adobe with the SEC on November 10, 2016).*

(a)(5)(B)	Company Fact Sheet issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(C)	FAQ issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(D)	Website materials published by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.4 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(E)	Email sent by Brad Rencher on November 10, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(F)	Email sent by Matt Thompson on November 10, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(G)	Email sent by Maria Poveromo on November 10, 2016 (incorporated by reference to Exhibit 99.7 the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(H)	Materials posted to social media by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.8 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(I)	Form of Press email sent by Adobe Public Relations (incorporated by reference to Exhibit 99.9 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(J)	Email sent to internal Adobe distribution list on November 11, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Adobe on November 14, 2016).*

(a)(5)(K)

Complaint captioned William Thiel v. TubeMogul, Inc. et al., filed on December 5, 2016, in the Superior Court of the State of California in Alameda County (incorporated by reference to Exhibit (a)(5)(P) to Amendment No. 2 to the Schedule 14D-9 filed by TubeMogul with the SEC on December 8, 2016).*

(a)(5)(L)

Complaint captioned Bahadir Yavuz v. TubeMogul, Inc. et al., filed on December 6, 2016, in the Northern District of California (incorporated by reference to Exhibit (a)(5)(Q) to Amendment No. 2 to the Schedule 14D-9 filed by TubeMogul with the SEC on December 8, 2016).*

(b)(1)

Credit Agreement, dated as of March 2, 2012, among Adobe and certain subsidiaries as Borrowers, The Royal Bank of Scotland PLC and U.S. Bank National Association as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on March 7, 2012).*

(b)(2)

Amendment to Credit Agreement, dated as of July 27, 2015, among Adobe and Bank of America, N.A. as Administrative Agent and Swing Line Lender and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on July 30, 2015).*

(d)(1)

Agreement and Plan of Merger, dated as of November 10, 2016, among Adobe, Purchaser and TubeMogul (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TubeMogul with the SEC on November 10, 2016).*

(d)(2)

Form of Tender and Support Agreement by and among Adobe, Purchaser and certain stockholders of TubeMogul (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TubeMogul on November 10, 2016).*

(d)(3)

Master Agreement for Disclosure of Information, dated as of October 19, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).*

(d)(4)	Exclusivity Agreement, dated as of November 4, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).*

(g)	Not applicable.

(h)	Not applicable.

*   Filed previously